Exhibit 99.1

October 2, 2013

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	176,832,662	[1,2]
Series A Debentures	1260165	218,668,630
Series B Debentures	1260272	343,091,064
Series C Debentures	1260306	894,109,489
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	854,277,998
Series I Debentures	1260462	1,223,092,653
Series J Debentures	1260488	734,802,200
Series K Debentures	1260546	2,345,617,160
Unregistered Options	1260157	27,900
Unregistered Options	1260504	100,000
Unregistered Options	1260520	190,000
Unregistered Options	1260538	171,500	[3]
Unregistered Options	1260579	661,482	[4]
RSUs	1260587	109,955	[5]
PSUs	1260595	147,772	[6]

[1]	Total Registered Capital of the Company - 500,000,000 Ordinary Shares.
[2]	Represent an increase of 783 shares since the last report due to an exercise of options by a former employee.
[3]	Represents a decrease of 3,500 since the last report due to exercise of options by an employee.
[4]	Represents an increase of 143,678 since the last report due to a grant to an office holder.
[5]	Represents an increase of 15,816 since the last report due to a grant to an office holder.
[6]	Represents an increase of 35,786 since the last report due to a grant to an office holder.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.